Exhibit 99.3

PyroGenesis Announces New Website Launch

MONTREAL, QUEBEC (GlobeNewswire – February 27th , 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is proud to announce the launch of its redesigned website taking effect this March. The website has been revamped to include new features and improved functionality that provide instant access to essential information and features geared towards PyroGenesis’ interested parties.

PyroGenesis’ new website will be continuously updated with business developments, events, company presentations, media mentions and press releases. Once launched, visitors are encouraged to explore the website and sign up for direct emails from the Company.

"We are happy to unveil our redesigned website which offers a clean and modern design providing a more comprehensive understanding of PyroGenesis’ technologies," said Mr. P Peter Pascali, CEO and President of PyroGenesis. "We believe that this website will allow our visitors to have a very informative experience as we continue to grow and increase our market presence. I trust the timing of this news release is not lost on our readers.”

Of note, it is possible that, during this transition, PyroGenesis’ website may be under maintenance for a period up to 24 hours. It is also important to note that, during the weeks following the launch date, the redesigned website may be experiencing some minor technical adjustments. PyroGenesis’ team will work diligently to ensure all issues are resolved in a timely manner. The company looks forward to hearing your comments and feedback.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/